UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                 MARCH 23, 2005

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL AND DSM ANNOUNCE PER.C6(R) LICENSING AGREEMENT
WITH MITSUBISHI PHARMA FOR PROTEIN PRODUCTION

LEIDEN/SITTARD, THE NETHERLANDS, MARCH 23, 2005 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL) and allied contract manufacturer DSM Biologics announced today that DSM Biologics has signed a PER.C6(R) research license agreement with the Japanese pharmaceutical company Mitsubishi Pharma Corporation. This license agreement allows Mitsubishi to use the PER.C6(R) cell line for production of certain recombinant therapeutic proteins. This license agreement is the second license agreement signed by DSM Biologics with a Japanese company in the course of this month.

Under the terms of the agreement, Mitsubishi will make an upfront payment and pay annual maintenance fees. Further financial details were not disclosed.

ABOUT CRUCELL

Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria, West Nile virus and rabies. The company's development programs include collaborations with Sanofi Pasteur for influenza vaccines, the U.S. National Institutes of Health for Ebola and malaria vaccines, and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its innovative PER.C6(R) technology, which offers a safer, more efficient way to produce biopharmaceuticals. The company licenses its PER.C6(R) technology to the biopharmaceutical industry on a mostly non-exclusive basis. Licensees and partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

ABOUT DSM BIOLOGICS

DSM Biologics, a business unit of the DSM Pharmaceutical Products business group, is one of the world's leading contract manufacturers of biopharmaceutical products, the latest generation of drugs, mainly on the basis of native molecules and produced with the help of cell cultures. The company is renowned for its experience in the use of a broad range of cell culture systems (microbial and mammalian) and its expertise in the field of purification techniques. The company has an exclusive license to use the high-producing PER.C6(R) human cell line as a production platform for recombinant proteins and monoclonal antibodies. Established in 1986, DSM Biologics operates two manufacturing facilities, one in Groningen, the Netherlands (ca. 550 liters fermentor capacity and 2,400 m2) and one in Montreal, Quebec, Canada (ca. 6,000 liters fermentor capacity and presently 6,500 m2). DSM Biologics is a joint venture of DSM and Societe generale de financement du Quebec (SGF), an industrial and financial holding company, which carries out economic development projects, especially in the industrial sector, in cooperation with partners and in accordance with accepted requirements for profitability that comply with the economic development policy of the Government of Quebec. For more information, please visit www.dsmbiologics.com.

DSM Biologics is represented by Asahi Glass Co., Ltd. in Japan.

ABOUT MITSUBISHI

Mitsubishi Pharma Corporation is a global research-driven pharmaceutical company targeting the therapeutic areas of cardiovascular and metabolic diseases, psychiatric and central nervous system diseases, immunological and respiratory diseases, and cancer and hepatic disease. The company was founded by the merger between former Welfide Corporation and Mitsubishi-Tokyo Pharmaceuticals, Inc., on October 1, 2001. Mitsubishi Pharma Corporation has established a strong drug discovery infrastructure to engage in the development of innovative new drugs.

www.m-pharma.co.jp.
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This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on February 27, 2004, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States.

For further information please contact:

Crucell N.V.
Leon Kruimer
Chief Financial Officer
Tel. +31-(0)71-524 8722
l.kruimer@crucell.com

DSM Biologics
Marcel Lubben
Business Manager Licensing
Tel. + 31 (0)46 47 73343
Fax. + 31 (0)46 47 73179
marcel-m.lubben@dsm.com


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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
                                       -----------------------------------------
                                                     (Registrant)

     MARCH 23, 2005                              /s/ ELIZABETH GOODWIN
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        (Date)                                    Elizabeth Goodwin
                                            Director Investor Relations and
                                              Corporate Communications